Exhibit H(5)

AMENDED AND RESTATED

SHAREHOLDER SERVICING AGREEMENT

This Amended and Restated Shareholder Servicing Agreement (the “Agreement”), made this 10th day of December, 2018, between BBH TRUST, a Delaware statutory trust (the “Investment Company”) having its principal place of business at 140 Broadway, New York, NY 10005, and BROWN BROTHERS HARRIMAN & CO. , a New York limited partnership, having its principal place of business at 140 Broadway, New York, New York 10005, as the shareholder servicing agent hereunder (the “Agent”);

W I TN E S S E T H:

WHEREAS, the Investment Company’s shares are divided into separate series (each, a “Fund”); and

WHEREAS, by Shareholder Servicing Agreement dated February 1, 2007 the Investment Company appointed Agent to perform certain services for shareholders of the Funds;

WHEREAS, the Agreement may be amended by written instrument signed by both parties; and

WHEREAS, the Agent and Investment Company desire to amend the Agreement to clarify the services to be performed by Agent and its agents.

NOW, THEREFORE, the parties hereby agree as follows:

1.                  Appointment. The Agent, hereby agrees to perform certain services for record holders or beneficial owners of certain classes of shares of each Fund, as set forth on Appendix A hereto as amended from time to time (“Shareholders”).

2.	Service to Be Performed.

2.1.            Type of Service. The Agent shall provide or cause its agents to provide shareholder account, administrative and servicing functions with respect to the Shareholders. These services shall include without limitation:

(a)               Shareholder Services. Answering inquiries from Shareholders (through electronic or other means) regarding account status and history, the manner in which purchases and redemptions of the Shares may be effected, and certain other matters pertaining to the Funds; assisting Shareholders in designating and changing dividend options, account designations and addresses; and providing such other related services as the Investment Company or a Shareholder may reasonably request. The Agent shall provide all personnel and facilities to perform the functions described in this paragraph.

(b)                  Standard of Services. All services to be rendered hereunder shall be performed in a professional, competent and timely manner. The details of the operating standards and procedures to be followed in performance of the services described above shall be determined from time to time by agreement between the Agent and the Investment Company. The Investment Company acknowledges that the Agent’s ability to perform on a timely basis certain of its obligations under this Agreement depends upon the Investment Company’s timely delivery of certain materials and/or information to the Agent. The Investment Company agrees to use its best efforts to provide such materials to the Agent in a timely manner.

2.2. Subcontracting by Agent. Agent shall perform any combination of the Shareholder Services and Other Related Services described in Section 2.1 of this Agreement and may subcontract for the performance of some or all of these services with third-parties acting as subcontractor or sub- agent: (a) who are record owners of Fund shares; (b) with whom Shareholders have established an account that invests in shares; or (c) who otherwise provide Shareholder Services and Other Related Services for Shareholders. Such third-parties may include, without limitation, any person who is an affiliate of Agent. Unless Investment Company otherwise expressly agrees in writing, Agent shall be to the same extent responsible and/or liable to the Investment Company for the acts or omissions of any subcontractor or sub-agent as it would be to the Investment Company for its own acts or omissions.

3.                  Fees. In consideration for the services described in Section 2 hereof and the incurring of expenses in connection therewith, the Agent shall receive from each Fund fees as identified in Appendix A hereto. Such fees are to be paid in arrears monthly at an annual rate of a percentage of the average daily net assets of such Fund. For purposes of determining the fees payable to the Agent hereunder, the value of each Fund’s net assets shall be computed in the manner specified in each Fund’s then-current registration statement for the computation of the net asset value of that Fund’s shares. The above fees constitute all fees to be paid to the Agent by the Investment Company with respect to the transactions contemplated hereby.

4.                  Information Pertaining to the Shares. The Agent and its officers, employees and agents are not authorized to make any representations concerning the Funds or their shares to Shareholders, excepting only accurate communication of any information provided by or on behalf of any administrator of the Investment Company or any distributor of the shares or any factual information contained in a Fund’s then-current registration statement.

5.	Indemnification.

5.1.          Indemnification of the Agent. The Investment Company will indemnify and hold the Agent harmless from all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) from any claim, demand, action or suit (collectively, “Claims”) (a) arising in connection with misstatements or omissions in a Fund’s prospectus, actions or inactions by the Investment Company or any of its agents or contractors or the performance of the Agent’s obligations hereunder, and (b) not resulting from the gross negligence or willful misconduct of the Agent, its officers, employees or agents. Notwithstanding anything herein to the contrary, the

Investment Company will indemnify and hold the Agent harmless from any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from any Claim as a result of its acting in accordance with any written instructions reasonably believed by the Agent to have been executed by any person duly authorized by the Investment Company, or as a result of acting in reliance upon any instrument or stock certificate reasonably believed by the Agent to have been genuine and signed, countersigned or executed by a person duly authorized by the Investment Company, excepting only the gross negligence or willful misconduct of the Agent.

In any case in which the Investment Company may be asked to indemnify or hold the Agent harmless, the Investment Company shall be advised of all pertinent facts concerning the situation in question and the Agent shall use reasonable care to identify and notify the Investment Company promptly concerning any situation which presents or appears likely to present a claim for indemnification against the Investment Company. The Investment Company shall have the option to defend the Agent against any Claim which may be the subject of indemnification hereunder. In the event that the Investment Company elects to defend against such Claim, the defense shall be conducted by counsel chosen by the Investment Company and reasonably satisfactory to the Agent. The Agent may retain additional counsel at its expense. Except with the prior written consent of the Investment Company, the Agent shall not confess any Claim or make any compromise in any case in which the Investment Company will be asked to indemnify the Agent.

5.2.            Indemnification of the Investment Company. Without limiting the rights of the Investment Company under applicable law, the Agent will indemnify and hold the Investment Company harmless from all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) from any Claim (a) resulting from the gross negligence or willful misconduct of the Agent, its officers, employees or agents, and (b) not resulting from the Agent’s actions in accordance with written instructions reasonably believed by the Agent to have been executed by any person duly authorized by the Investment Company, or in reliance upon any instrument or stock certificate reasonably believed by the Agent to have been genuine and signed, countersigned or executed by a person duly authorized by the Investment Company.

In any case in which the Agent may be asked to indemnify or hold the Investment Company harmless, the Agent shall be advised of all pertinent facts concerning the situation in question and the Investment Company shall use reasonable care to identify and notify the Agent promptly concerning any situation which presents or appears likely to present a claim for indemnification against the Agent. The Agent shall have the option to defend the Investment Company against any Claim which may be the subject of indemnification hereunder. In the event that the Agent elects to defend against such Claim, the defense shall be conducted by counsel chosen by the Agent and reasonably satisfactory to the Investment Company. The Investment Company may retain additional counsel at its expense. Except with the prior written consent of the Agent, the Investment Company shall not confess any claim or make any compromise in any case in which the Agent will be asked to indemnify the Investment Company.

5.3.             Survival of Indemnities. The indemnities granted by the parties in this Section 5 shall survive the termination of this Agreement.

6.            Privacy. Agent acknowledges and agrees on behalf of itself and its partners, officers and employees that it may receive from financial intermediaries or the Funds other information, or access to information, about shareholders of the Funds who are “customers” or “consumers” generally as such terms are defined under Regulation S-P (17 CFR 248.1—248.30) (collectively, “Shareholder Information”) including, but not limited to, non-public personal information such as a customer’s name, address, telephone number, account relationships, account numbers, account balances and account histories. All information, including Shareholder Information, obtained pursuant to this Agreement shall be considered confidential information. Agent shall not disclose such confidential information to any other person or entity or use such confidential information other than to carry out the purposes of this Agreement, including its use under sections 248.14 and 248.15 of Regulation S-P in the ordinary course of carrying out the purposes of this Agreement. The Agent agrees to:

(a)	limit access to Shareholder Information obtained pursuant to this Agreement to employees who have a need to know such Shareholder Information to effect the purposes of this Agreement;

(b)	safeguard and maintain the confidentiality and security of Shareholder Information which is obtained pursuant to this Agreement; and

(c)	use Shareholder Information obtained pursuant to this Agreement only to carry out the purposes for which the Shareholder Information was disclosed and for no other purpose.

Agent shall not, directly or through an affiliate, disclose an account number or similar form of access number or access code for an account for use in telemarketing, direct mail marketing, or marketing through electronic mail, except as permitted in Section 248.12 of Regulation S-P or applicable law.

7.       Notices. All notices or other communications hereunder to either party shall be in writing and shall be deemed sufficient if mailed to such party at the address of such party set forth in the preamble of this Agreement or at such other address as such party may have designated by written notice to the other.

8.       Termination. This Agreement may be terminated by the Investment Company, without the payment of any penalty, at any time on 60 days’ notice, by a vote of a majority of the Board of Trustees of the Investment Company who are not “interested persons” of the Investment Company (as defined in the 1940 Act), or by a “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of the Investment Company. The Agent may terminate this Agreement on 60 days’ notice to the Investment Company. Upon termination hereof, the Investment Company shall pay such compensation as may be due the Agent as of the date of such termination.

9.       Changes; Amendments. This Agreement may be changed or amended only by written instrument signed by both parties.

10.       Several Liability. The parties agree that the assets and liabilities of each Fund are separate and distinct from the assets and liabilities of each other Fund and that no Fund shall be liable or shall be charged for any debt, obligation or liability of any other Fund, whether arising under this Agreement or otherwise.

11.       Personal Liability.The Trustees have authorized the execution of this Agreement in their capacity as Trustees and not individually and the Agent agrees that neither Fund shareholders nor the Trustees nor any officer, employee, representative or agent of the Investment Company shall be personally liable upon, nor shall resort be had to their private property for the satisfaction of, obligations given, executed or delivered on behalf of or by the Investment Company, that neither Fund shareholders nor the Trustees, officers, employees, representatives or agents of the Investment Company shall be personally liable hereunder, and the Agent shall look solely to the property of the Investment Company and each Fund for the satisfaction of any claim hereunder.

12.        Miscellaneous. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of New York. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

BBH Trust	Brown Brothers Harriman & Co.
By: /s/ Daniel Greifenkamp	By: /s/ Jean-Pierre Paquin
Name: Daniel Greifenkamp	Name: Jean-Pierre Paquin
Title: Vice President	Title: Partner

APPENDIX A

SHAREHOLDER SERVICING AGREEMENT

ANNUAL FEE RATES

As of December 10, 2018

Fund	Annual Fee Rate (as percentage of average daily net assets)
BBH Core Select – Class N	0.20%
BBH Core Select – Retail Class	0.20%
BBH Limited Duration Fund – Class N	0.20%
BBH U.S. Government Money Market Fund – Regular Shares	0.20%
BBH Intermediate Municipal Bond Fund – Class N	0.20%
BBH Global Core Select – Class N	0.20%
BBH Global Core Select – Retail Class	0.20%
BBH Income Fund – Class N	0.20%